EXHIBIT 3.1

TEXT OF AMENDMENT TO THE BY-LAWS, AS AMENDED AND RESTATED, OF KULICKE AND SOFFA INDUSTRIES, INC.

ARTICLE III—SHAREHOLDERS’ MEETING

2. Annual Meeting. The annual meeting of stockholders for the election of Directors and for the transaction of such other business as may properly come before said meeting shall be at such time as may be fixed by the Board of Directors ~~on the second Tuesday in February in~~ each year~~, but if such date be a legal holiday under the laws of the Commonwealth of Pennsylvania, then at the same hour on the next succeeding day not a holiday under the laws of said state~~. If the election of Directors shall not be held on the day designated herein therefor, the Board shall call a meeting forthwith for the election of Directors.